Exhibit (a)(1)

THE BOARD OF INLAND INCOME TRUST UNANIMOUSLY RECOMMENDS THAT YOU DO NOT SELL (TENDER) YOUR SHARES TO COMRIT AT COMRIT’S OFFER PRICE.

TO REJECT COMRIT’S OFFER, SIMPLY DO NOT RESPOND TO ANY COMRIT TENDER OFFER MATERIALS YOU SEE OR RECEIVE.

COMRIT, A FOREIGN PARTNERSHIP, HAS FILED MATERIALS MAKING AN OPPORTUNISTIC TENDER OFFER TO YOU AND OUR OTHER STOCKHOLDERS TO BUY SHARES OF INLAND INCOME TRUST COMMON STOCK.

AS WITH COMRIT’S PREVIOUS OFFERS,

THE NEW PRICE OFFERED BY COMRIT IS SIGNIFICANTLY BELOW

INLAND INCOME TRUST’S PUBLISHED NET ASSET VALUE PER SHARE.

COMRIT CONTEMPLATES IN ITS OFFER MATERIALS THE POSSBILITY THAT, AFTER THE EXPIRATION OF THIS OFFER, IT MIGHT MAKE ONE OR MORE ADDITIONAL OFFERS IN THE FUTURE, WHICH MIGHT OFFER A HIGHER PRICE.

If you are considering selling your shares to Comrit, please read all the information below

Dear Inland Income Trust Stockholder,

You might have already seen, or you might receive in the near future, materials from Comrit Investments 1, L.P., a foreign partnership (“Comrit”), making a tender offer to you to purchase up to 1,500,000 shares of common stock of Inland Real Estate Income Trust, Inc. (“we” or “Inland Income Trust”) at an unsolicited and opportunistic price of $11.34 per share. This offer by Comrit is significantly below Inland Income Trust’s published estimated per-share net asset value of $19.17. Inland Income Trust recommends that you reject Comrit’s offer and wants to make clear that Comrit is not affiliated with Inland Income Trust or its business manager.

We believe that tender offers of this type are often an opportunistic attempt to profit at your expense. Comrit states in its offer that it “reserves the right to gauge the response to this solicitation, and, if not successful in purchasing 1,500,000 Shares in this Offer, may consider future offers.”1 In response to Comrit’s recent tender offers for shares of our common stock, our stockholders sold only 57,200 shares for $11.21 per share, which was only a very small fraction of the 1,850,000 shares Comrit sought to acquire at that time.

1	Emphasis added.

Given the very small number of shares sold by stockholders to Comrit in response to previous offers relative to the 1.5 million shares Comrit is currently seeking, and given Comrit’s practice of making multiple tender offers in a relatively short period of time for the Company’s shares, you might consider whether you believe Comrit will offer a higher price for your shares in the future.2 Moreover, Comrit’s current offer price is $7.83 less than Inland Income Trust’s current (as of December 31, 2023)3 estimated per-share net asset value of $19.17 (the “estimated per-share NAV”),4 which is a significant discount of approximately 41%.

INLAND INCOME TRUST’S BOARD UNANIMOUSLY RECOMMENDS THAT YOU REJECT COMRIT’S OFFER TO PURCHASE YOUR SHARES FOR $11.34 PER SHARE.

TO REJECT THE OFFER, SIMPLY DO NOT RESPOND TO ANY TENDER OFFER MATERIALS YOU RECEIVE.

Why reject the Comrit Offer?

•	Comrit acknowledges in its offer materials that in establishing the offer price of $11.34 per share, it is motivated to establish the lowest price that might be acceptable to stockholders consistent with Comrit’s stated objective, which objective is to profit from the ownership of Inland Income Trust shares.

•	Comrit’s offer price is significantly (41%) less than the estimated per-share NAV of $19.17.

•	In establishing the estimated per-share NAV, the Board took into consideration appraisals of Inland Income Trust’s real estate assets as of December 31, 2023, performed by an independent valuation firm in accordance with the valuation guidelines previously established by the Board.

•	Comrit states that it has not retained any independent person or organization to evaluate or render any opinion with respect to the fairness of its offer price.

•	Comrit states that it is making no representation to you as an Inland Income Trust stockholder as to the fairness of Comrit’s offer price.

2	Please keep in mind that the SEC’s rules governing tender offers require that all stockholders who tender their shares to Comrit prior to the expiration of a tender offer must receive the best price offered by the offeror to any other tendering stockholder and accordingly, if you tender your shares you would receive the benefit of any subsequent increase in price made by Comrit before this offer ends. If you sell, you would lose the opportunity to sell your shares in any separate future tender offer made at a higher price by Comrit or some other purchaser (if any). Note also that Comrit may not make any future offer to purchase your shares.
3	Because the estimated per-share NAV speaks as of December 31, 2023, it does not reflect the effects on net asset value, if any, of events that have occurred, or circumstances that have arisen, since December 31, 2023.
4	For information about the methodologies, assumptions and certain qualifications related to the valuation of Inland Income Trust’s assets and liabilities in connection with the calculation of the estimated per-share NAV, see Inland Income Trust’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (“SEC”) on March 5, 2024, which is available free of charge via the Inland Income Trust website at www.inland-investments.com/inland-income-trust and the SEC’s website at www.sec.gov.

•	If you sell (tender) your shares, you will no longer have any rights with respect to the shares that you sell, including the right to sell in any future offer and the rights to benefit from any appreciation in the value of the common stock or receive any subsequent distributions paid.

•	None of Inland Income Trust’s directors, executive officers, subsidiaries or other affiliates intends to sell (tender) their shares of stock to Comrit.

Inland Income Trust encourages you to follow the Board’s recommendation and not sell (tender) your shares to Comrit. If you have already tendered your shares to Comrit or tender them in the future, you may withdraw your tender before the expiration of the offer or otherwise in accordance with Comrit’s offer materials by sending a written or facsimile notice to Comrit.

Each stockholder must individually evaluate whether to sell (tender) their shares. The Board suggests stockholders carefully consider all the factors discussed in Comrit’s materials before deciding to tender shares to Comrit. We encourage you to consult with your legal, financial and tax advisors when considering Comrit’s offer.

Inland Income Trust has filed a Schedule 14D-9 with the SEC providing additional detail regarding itself and its officers and directors and the Board’s recommendation in response to Comrit’s offer. The Schedule 14D-9 is available via the Inland Income Trust website at https://inland-investments.com/inland-income-trust/sec-filings and via the SEC’s website at https://www.sec.gov.

Any of Comrit’s tender offer materials that Inland Income Trust is required by SEC rules to forward to you will be forwarded at Comrit’s expense. We have not provided Comrit with access to ANY of your personal information or account information.

If you have any questions or need further information about your options, please feel free to contact our Investor Services team at 866-My-Inland (866-694-6526).

We appreciate your trust in Inland Income Trust and the Board and thank you for your continued support.

Sincerely,

Mark Zalatoris

President and Chief Executive Officer

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